Exhibit 99.1

IGI Reports First Quarter 2021 Condensed and Unaudited Financial Results

HAMILTON, Bermuda, May 20, 2021 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today reported condensed and unaudited financial results for the first quarter 2021.

Highlights for the first quarter 2021 include:

(in millions of U.S. Dollars, except percentages and per share information)
	Quarter Ended March 31,
	2021	2020
Gross written premiums	$100.6	$99.2
Net premiums earned	$82.3	$68.5
Net underwriting results	$27.6	$23.2
Total investment income, net (1)	$4.0	$2.6
Profit (loss) for the period	$14.5	$(0.9)
Combined ratio (2)	84.6%	81.3%
Earnings per share (Basic and Diluted) (3)	$0.30	$(0.02)
Return on average equity (annualized) (4)	14.7%	(1.1)%
Core operating income (4)	$14.7	$13.4
Core operating earnings per share (4) (Basic and Diluted)	$0.30	$0.35
Core operating return on average equity (annualized) (4)	14.9%	16.4%

(1)	See Note (1) in the “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.
(2)	See “Supplementary Financial Information” below.
(3)	See Note (3) in the “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.
(4)	See the section titled “Non-IFRS Financial Measures” below.

IGI Chairman and CEO Mr. Wasef Jabsheh said, “We have had a very solid start to 2021 on the back of our strong performance in 2020. Our results for the first quarter of 2021 clearly illustrate the strength of our underwriting capabilities and our agility in managing the portfolio to maximize returns. While rate momentum remained robust with increases of more than 15% across our portfolio during the first quarter, we saw the pace of rate acceleration slowing down in certain lines. Gross written premiums were broadly in line with the first quarter of 2020, but more significantly, net earned premiums were up 20.0% with a combined ratio of 84.6%.”

“We recently announced our entry into the contingency market, which you’ll know from the headlines has experienced significant disruption globally as a result of the COVID-19 pandemic. Consistent with our underwriting philosophy, we will grow this book carefully and thoughtfully. We are also close to completing the process of establishing a European platform in Malta and we expect to be able to start writing business inside the European Union in the near future.”

“Having completed our first full year as a U.S. listed company, I am very pleased with our progress, having grown our book value per share by 15.1% from March 31, 2020. We look forward to continuing our long track-record of success in generating value for our shareholders.”

Results for the Quarters Ended March 31, 2021 and 2020

Net profit for the quarter ended March 31, 2021 was $14.5 million, compared to a net loss of $0.9 million for the quarter ended March 31, 2020.

Core operating income, a non-IFRS measure defined below, was $14.7 million for the first quarter of 2021 compared to $13.4 million for the comparable quarter in 2020, primarily the result of a higher level of underwriting income. Despite the $1.3 million increase in core operating income, the core operating return on average equity (annualized) decreased to 14.9% for the quarter ended March 31, 2021, compared to 16.4% in the same period of 2020 as a result of the increase in average shareholders’ equity from $328.1 million at March 31, 2020 to $395.3 million at March 31, 2021.

Underwriting Results

Gross written premiums were $100.6 million for the quarter ended March 31, 2021, compared to $99.2 million for the quarter ended March 31, 2020. While market conditions remained positive, the Company also continued to further refine its existing portfolio, achieving improved terms and conditions.

The claims and claims expense ratio was 50.0% for the quarter ended March 31, 2021, compared to 46.3% for the first quarter of 2020. This included current accident year net catastrophe losses of $0.1 million or 0.2 points for the quarter ended March 31, 2021, compared to $0.8 million or 1.2 points for the quarter ended March 31, 2020. Prior year development on loss reserves was favorable amounting to $4.3 million or 5.3 points for the quarter ended March 31, 2021 driven by improvement in prior year loss reserves in the professional indemnity and financial institution lines of the Long-tail segment and the property line of the Short-tail segment. This compares to favorable development of $10.0 million or 14.6 points for the quarter ended March 31, 2020.

The combined ratio for the quarter ended March 31, 2021 was 84.6%, compared to 81.3% for the first quarter of 2020, which had benefitted from the weakening of the Pound Sterling against the U.S. dollar.

Segment Results

The Long-tail Segment, which represented approximately 38% of the Company’s gross written premiums for the quarter ended March 31, 2021, includes all professional and financial lines written by the Company, including D&O, professional indemnity, financial institutions, legal expenses, as well as surety, marine liability, inherent defects insurance, and general third-party liability (non U.S. casualty).

Gross premiums written for the first quarter of 2021 in the Long-tail Segment were $38.2 million, a slight increase from the $37.8 million in the first quarter of 2020. Net written premiums for the quarter ended March 31, 2021 were $30.1 million, compared to $34.4 million in the comparable quarter in 2020. The net underwriting result for this segment was $12.7 million for the first quarter of 2021, compared to $12.6 million in the first quarter of 2020.

The Short-tail Segment, which represented approximately 53% of the Company’s gross written premiums for the quarter ended March 31, 2021, includes energy, property, general aviation, ports and terminals, marine trades, marine cargo, construction and engineering, and political violence.

Gross premiums written for the first quarter of 2021 in the Short-tail Segment were $53.4 million, compared to $54.4 million in the first quarter of 2020. Net written premiums for the quarter ended March 31, 2021 were $38.0 million, compared to $37.8 million in the comparable quarter in 2020. The net underwriting result for this segment was $13.4m for the first quarter of 2021, an increase of $5.0 million from the first quarter of 2020, primarily driven by an increase in net premiums earned of $4.5 million and a $0.9 million lower level of claims and claims adjustment expenses.

The Reinsurance Segment, which represented approximately 9% of the Company’s gross written premiums for the quarter ended March 31, 2021, comprises the Company’s inwards reinsurance portfolio.

Gross and net premiums written for the first quarter of 2021 in the Reinsurance Segment were $9.0 million, compared to $7.0 million in the first quarter of 2020. The net underwriting result for this segment was $1.5 million for the first quarter of 2021, compared to $2.2 million in the first quarter of 2020 primarily due to a $1.9 million higher level of claims and claims adjustment expenses partially offset by a $1.3 million higher net premium earned in the first quarter of 2021 compared to the first quarter of 2020.

Foreign Exchange Losses

The loss on foreign exchange for the quarter ended March 31, 2021 was $1.2 million compared to a loss of $11.9 million for the first quarter of 2020. The loss was primarily driven by currency revaluation recorded in Euro denominated cash, investments, and insurance receivable balances led by the weakening in the Euro against the U.S. Dollar as of March 31, 2021 versus December 31, 2020, whilst other major operating currencies - the Pound Sterling and Australian Dollar - remained relatively flat compared to year-end 2020. The higher level of loss in the first quarter of 2020 was driven by weakening in all three of IGI’s other major operating currencies, U.S. Dollar apart, notably the Pound Sterling, Euro, and the Australian Dollar relative to the U.S. Dollar at the start of the COVID-19 global pandemic in the first quarter of 2020.

Investment Results

Total investment income was $5.1 million for the first quarter of 2021, compared to a loss of $2.0 million in the first quarter of 2020, the latter including significant unrealized revaluation losses on investments as a result of a sharp global market dislocation caused by the COVID 19 pandemic in the first quarter of 2020. Total investment income, net (which excludes realized and unrealized gains and losses, expected credit losses on investments, and the share of profit from associates) was $4.0 million and $2.6 million for the quarters ended March 31, 2021 and 2020, respectively. This represented an annualized investment yield of 2.1% for the first quarter of 2021, compared to 1.7% for the corresponding period in 2020 whereby the increase is mainly driven by higher yields on the Company’s fixed income bonds portfolio.

Cash, cash equivalents and term deposits totaled $297.1 million at March 31, 2021, representing 38.0% of the total investments and cash portfolio, compared to $305.6 million at December 31, 2020, when it represented 39.4%. The total investment and cash portfolio includes cash, cash equivalents and term deposits (cash portfolio), investments, investment in associates, and investment properties.

Total Equity

Total equity as at March 31, 2021 was $396.0 million compared to $394.6 million at December 31, 2020. The movement in Total Equity during the quarter ended March 31, 2021 is illustrated below:

Quarter Ended March 31,
(in millions of U.S. Dollars)	2021
Total Equity at beginning of period at January 1, 2021	$394.6
Profit for the period	$14.5
Net change in fair value reserves for investments through other comprehensive income	$(5.0)
Issuance of restricted share awards	$0.2
Cash dividends declared during the period	$(8.3)
Total Equity at March 31, 2021	$396.0

Total Equity includes $9.2 million of warrants issued and outstanding at March 31, 2021 and December 31, 2020. On April 12, 2021, the Division of Corporate Finance and the Office of the Chief Accountant of the Securities and Exchange Commission (the “SEC”) released a “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (SPACs)”. The statement focused on guidance under U.S. Generally Accepted Accounting Principles (US GAAP) considered in determining whether to classify warrants as equity or as a liability measured at fair value with changes in fair value reported in earnings. The Company does not report under US GAAP. The Company is currently in the process of evaluating the applicability of, and whether there is any impact of, the statement on its accounting, including classification, for warrants on its IFRS financial statements.

Book value per share was $8.71 at March 31, 2021, representing a marginal increase from $8.69 at December 31, 2020, and up 15.1% from $7.57 at March 31, 2020.

International General Insurance Holdings Ltd.

Condensed Consolidated Statements of Income (Unaudited)

	Quarter Ended March 31,
(in millions of U.S. Dollars, except for percentages and per share data)	2021	2020

Gross written premiums	$100.6	$99.2
Reinsurers’ share of insurance premiums	$(23.5)	$(20.0)
Net written premiums	$77.1	$79.2
Net change in unearned premiums	$5.2	$(10.7)
Net premiums earned	$82.3	$68.5
Net claims and claim adjustment expenses	$(41.2)	$(31.7)
Net policy acquisition expenses	$(13.5)	$(13.6)
Net underwriting results	$27.6	$23.2
Net investment income (1)	$5.0	$(2.0)
Share of profit from associates (1)	$0.1	-
General and administrative expenses	$(15.0)	$(10.4)
Other expenses, net (2)	$(0.7)	$(0.3)
Listing related expenses	-	$(2.5)
Bargain Purchase	-	$2.4
Loss on foreign exchange	$(1.2)	$(11.9)
Profit (loss) before tax	$15.8	$(1.5)
Income tax	$(1.3)	$0.6
Profit (loss) for the period	$14.5	$(0.9)
Basic and diluted earnings per share attributable to equity holders(3)	$0.30	$(0.02)

International General Insurance Holdings Ltd.

Condensed Consolidated Statements of Financial Position (Unaudited)

(in millions of U.S. Dollars)	As at March 31, 2021	As at December 31, 2020
ASSETS
Cash and cash equivalents	$107.7	$133.4
Term deposits	$189.4	$172.2
Insurance receivables	$156.1	$166.6
Investments (4)	$452.4	$438.1
Investments in associates (4)	$11.7	$11.6
Reinsurance share of outstanding claims	$186.4	$187.5
Reinsurance share of unearned premiums	$44.3	$50.1
Deferred excess of loss premiums	$14.5	$17.1
Deferred policy acquisition costs	$54.1	$55.2
Other assets	$10.4	$9.5
Investment properties (4)	$19.9	$20.0
Property, premises and equipment	$12.9	$13.2
Intangible assets	$5.8	$4.7
TOTAL ASSETS	$1,265.6	$1,279.2

LIABILITIES
Gross outstanding claims	$513.7	$492.3
Gross unearned premiums	$266.4	$277.2
Insurance payables	$57.2	$83.5
Other liabilities	$23.1	$20.5
Deferred tax liabilities	$0.1	$0.1
Unearned commissions	$9.1	$11.0
TOTAL LIABILITIES	$869.6	$884.6

EQUITY
Common shares at par value	$0.5	$0.5
Share premium	$157.9	$157.6
Warrants	$9.2	$9.2
Foreign currency translation reserve	$(0.4)	$(0.3)
Fair value reserves	$13.1	$18.2
Retained earnings	$215.7	$209.4
TOTAL EQUITY	$396.0	$394.6
TOTAL LIABILITIES AND EQUITY	$1,265.6	$1,279.2

International General Insurance Holdings Ltd.

Supplementary Financial Information – Condensed Consolidated Statements of Income

(Unaudited)

	Quarter Ended March 31,
	2021	2020
Ratios
Claims and claims expense ratio (a)	50.0%	46.3%
Policy acquisition expense ratio (b)	16.4%	19.9%
General and administrative expense ratio (c)	18.2%	15.1%
Expense ratio (d)	34.6%	35.0%
Combined ratio (e)	84.6%	81.3%

(a)	Represents net claims and claim adjustment expenses as a percentage of net premiums earned.
(b)	Represents net policy acquisition expenses as a percentage of net premiums earned.
(c)	Represents general and administrative expenses as a percentage of net premiums earned.
(d)	Represents the sum of the policy acquisition expense ratio and the general and administrative expense ratio.
(e)	Represents the sum of the claims and claim expense ratio and the expense ratio.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Consolidated Statements of Financial Position (Unaudited)

(in millions of U.S. Dollars, except share and per share data)	As at March 31, 2021	As at December 31, 2020
Cash and cash equivalents and term deposits	$297.1	$305.6
Total investments (4)	$484.0	$469.7
Total Investments and cash portfolio	$781.1	$775.3

	As at March 31, 2021	As at December 31, 2020
Common shares outstanding (in millions)*	48.8	48.5
Minus: Unvested shares (in millions)**	3.3	3.1
Number of vested common outstanding shares (in millions) (a)	45.5	45.4

Total equity*** (b)	$396.0	$394.6
Book value*** per share (b)/(a)	$8.71	$8.69

*	Common shares issued and outstanding as at March 31, 2021 and December 31, 2020 are as follows:

No. of shares
March 31, 2021
Common shares as of December 31, 2020	45,426,251
Vested restricted shares awards	44,829
Common shares as of March 31, 2021	45,471,080

Earnout shares as of March 31, 2021	3,012,500
Unvested restricted share awards as of March 31, 2021	269,671
Total unvested shares as of March 31, 2021	3,282,171
Total Common shares outstanding	48,753,251

No. of shares December 31, 2020

Common shares as of December 31, 2020	45,426,251

Earnout shares as of December 31, 2020	3,012,500
Unvested restricted share awards as of December 31, 2020	134,500
Total unvested shares as of December 31, 2020	3,147,000
Total Common shares outstanding	48,573,251

**	Earnout Shares are subject to vesting at stock prices ranging from $11.50 to $15.25, are entitled to dividends and voting rights, but are non-transferable by their holders until they vest. If the Earnout Shares do not vest on or prior to March 17, 2028, they will be cancelled by the Company. Restricted Share awards were issued pursuant to the Company’s 2020 Omnibus Incentive Plan and are entitled to dividends. However, the Restricted Shares awards are non-transferable by their holders until they vest as per the respective Restricted Shares Award Agreements. As at March 31, 2021, the vesting conditions attached to both Earnout Shares and unvested Restricted Shares awards to employees have not been met, and as a result these shares were not included in the weighted average number of common shares for both basic and diluted earnings per share.

***	Total Equity, or book value, includes $9.2 million of warrants. If the Company had accounted for its public and private warrants as liabilities as at December 31, 2020, profit for the period would have been lower by $3.3 million for public warrants and $1.2 million for private warrants to reflect the change in the fair value of the warrants. The further impact on profit for the period for the quarter ended March 31, 2021 would have been a higher profit by $0.2 million for public and private warrants collectively had such warrants been accounted for as liabilities.

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

Segment information for IGI’s consolidated operations is as follows:

For the quarter ended March 31, 2021

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$38.2	$53.4	$9.0	$100.6
Reinsurers’ share of insurance premiums	$(8.1)	$(15.4)	-	$(23.5)
Net written premiums	$30.1	$38.0	$9.0	$77.1
Net change in unearned premiums	$10.6	$(1.5)	$(3.9)	$5.2
Net premiums earned	$40.7	$36.5	$5.1	$82.3

Net claims and claim adjustment expenses	$(21.5)	$(16.9)	$(2.8)	$(41.2)
Net policy acquisition expenses	$(6.5)	$(6.2)	$(0.8)	$(13.5)
Net underwriting results	$12.7	$13.4	$1.5	$27.6

For the quarter ended March 31, 2020

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$37.8	$54.4	$7.0	$99.2
Reinsurers’ share of insurance premiums	$(3.4)	$(16.6)	-	$(20.0)
Net written premiums	$34.4	$37.8	$7.0	$79.2
Net change in unearned premiums	$(1.7)	$(5.8)	$(3.2)	$(10.7)
Net premiums earned	$32.7	$32.0	$3.8	$68.5

Net claims and claim adjustment expenses	$(13.0)	$(17.8)	$(0.9)	$(31.7)
Net policy acquisition expenses	$(7.1)	$(5.8)	$(0.7)	$(13.6)
Net underwriting results	$12.6	$8.4	$2.2	$23.2

International General Insurance Holdings Ltd.

Supplementary Financial Information - Notes to the Condensed Consolidated Financial Statements (Unaudited)

(1)	The following are the calculated investment yields and the reconciliation of investment income and share of profit from associates included in the Condensed Consolidated Statements of Income (Unaudited) to Total investment income net, used to calculate investment yield:

	Quarter Ended March 31,
(in millions of U.S. Dollars, except percentages)	2021	2020
Net investment income*	$5.0	$(2.0)
Share of profit from investments in associates	$0.1	-
Total investment income	$5.1	$(2.0)
Minus
Realized loss on investments	$(0.2)	-
Unrealized gain (loss) on investments	$1.4	$(4.6)
Fair value loss on investment properties	$(0.2)	-
Share of profit from investments in associates	$0.1	-
Total investment income, net (a)	$4.0	$2.6

Average investments and cash portfolio, at cost (b)	$752.2	$614.9
Investment Yield (a) / (b) annualized	2.1%	1.7%

*	Net investment income is comprised of interest and dividend income, realized and unrealized gain (loss) on investments, realized and unrealized gain (loss) on investment properties, expected credit loss on investments, investment custodian fees and other investment expenses.

(2)	Represents the sum of other revenues, other expenses and impairment loss on insurance receivables.

	Quarter Ended March 31,
(in millions of U.S. Dollars)	2021	2020

Other revenues	$0.4	$0.1
Other expenses	$(0.6)	$(0.4)
Impairment loss on insurance receivables	$(0.5)	-
Other expenses, net	$(0.7)	$(0.3)

(3)	Represents net profit (loss) for the period attributable to vested common shares divided by the weighted average number of shares – basic and diluted calculated as follows:

	Quarter Ended March 31,
(in millions of U.S. Dollars, except share and per share information)	2021	2020
Profit (loss) for the period	$14.5	$(0.9)
Minus: Profit (loss) attributable to the Earnout Shares	$0.9	$(0.1)
Minus: Profit attributable to the Restricted Shares	$0.1	-
Net profit (loss) for the period available to common shareholders (a)	$13.5	$(0.8)
Weighted average number of shares – basic and diluted (in millions of shares) (b)	45.5	35.8
Basic and diluted earnings per share (a/b)	$0.30	$(0.02)

(4)	Includes the following:

	As at
(in millions of U.S. Dollars)	March 31, 2021	December 31, 2020
Investments	$452.4	$438.1
Investment properties	$19.9	$20.0
Investments in associates	$11.7	$11.6
Total investments	$484.0	$469.7

International General Insurance Holdings Ltd.

Non-IFRS Financial Measures

In presenting IGI’s results, Management has included and discussed certain non-IFRS financial measures. We believe that these non-IFRS measures, which may be defined and calculated differently by other companies, help to explain and enhance an understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with IFRS.

Combined Ratio

The table below illustrates the reconciliation of the combined ratio on a financial and accident year basis:

	Quarter Ended March 31,
(in millions of U.S. Dollars, except percentages)	2021	2020
Net premiums earned (a)	$82.3	$68.5
Net claims and claims adjustment expenses (b)	$(41.2)	$(31.7)
Net policy acquisition expenses (c)	$(13.5)	$(13.6)
General and administrative expenses (d)	$(15.0)	$(10.4)
Prior year adverse/ (favorable) development (e)	$(4.3)	$(10.0)
Catastrophe (CAT) losses (f)	$0.1	$0.8

Combined ratio ((b+c+d)/a)*	84.6%	81.3%
Minus: CAT losses on an accident year basis (f/a)	0.2%	1.2%
Minus: Prior year development (favorable)/unfavorable (e/a)	(5.3)%	(14.6)%
Accident year combined ratio prior to CAT losses	89.7%	94.7%

*	See “Supplementary Financial Information - Condensed Consolidated Statements of Income (Unaudited).”

Core Operating Income

Core operating income measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amount of these gains and losses is heavily influenced by, and fluctuates in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premium growth, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, IGI’s management of claims, use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting profit for the period determined in accordance with IFRS, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to more easily analyze the Company’s results in a manner similar to how Management analyzes the Company’s underlying business performance.

Core operating income is calculated by the addition or subtraction of certain line items reported in the ‘Condensed Consolidated Statements of Income’ from profit for the period and tax effecting each line item (resulting in each item being a non-IFRS measure), as illustrated in the table below:

	Quarter Ended March 31,
	2021	2020
(in millions of U.S. Dollars, except for percentages and per share data)
Profit (loss) for the period	$14.5	$(0.9)
Reconciling items between profit (loss) for the period and core operating income:
Realized loss on investments (tax adjusted) (i)	$0.1	-
Unrealized (gain)/loss on investments (tax adjusted) (i)	$(1.3)	$4.2
Loss on investment properties	$0.2	-
Listing related costs	-	$2.5
Bargain purchase	-	$(2.4)
Loss on foreign exchange (tax adjusted) (i)	$1.2	$10.0
Core operating income	$14.7	$13.4
Average shareholders’ equity (ii)	$395.3	$328.1
Core operating return on average equity (annualized) (iii) (v)	14.9%	16.4%
Basic and diluted core operating earnings per share (iv)	$0.30	$0.35
Return on average equity (annualized) (v)	14.7%	(1.1)%

i.	Represents a non-IFRS financial measure as the line-item balances reported in “Condensed Consolidated Statements of Income (Unaudited)” have been adjusted above for the related tax impact.

ii.	Average shareholders’ equity equals the total equity at the reporting period end plus the total equity as of the beginning of the reporting period, divided by 2.

iii.	Represents annualized core operating income for the quarter divided by average shareholders’ equity.

iv.	Represents core operating income attributable to vested common shares dividend by weighted average number of shares – basic and diluted as follows:

	Quarter Ended March 31,
(in millions of U.S. Dollars, except per share information)	2021	2020
Core operating income	$14.7	$13.4
Minus: Core operating income attributable to the Earnout Shares subject to vesting	$0.9	$0.8
Minus: Core operating income attributable to the Restricted Shares awards subject to vesting	$0.1	-
Core operating income for the period attributable to vested common shares (a)	$13.7	$12.6
Weighted average number of common shares – basic and diluted (in millions of shares) (b)	45.5	35.8
Basic and diluted core operating earnings per share (a/b)	$0.30	$0.35

v.	Return on average equity and core operating return on average equity, both non-IFRS financial measures, represent the returns generated on common shareholders’ equity during the period. IGI’s objective is to generate superior returns on capital that appropriately reward shareholders for the risks assumed.

The Company has posted a First Quarter 2021 investor presentation deck on its website at www.iginsure.com in the Investors section under the Presentations & Webcasts tab.

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, surety, marine trades, marine liability, contingency, and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Dubai, Amman, Labuan and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, information regarding our estimates of losses for catastrophes and other large losses including losses related to the COVID-19 pandemic, measurements of potential losses in the value of our investment portfolio, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, our growth prospects, and valuations of the potential impact of movements in interest rates, credit spreads, equity securities’ prices and foreign currency rates. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID-19 pandemic; (6) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; and (7) other risks and uncertainties indicated in IGI’s annual report on Form 20-F for the year ended December 31, 2020, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

IGI Contacts:

Investors:
Robin Sidders, Head of Investor Relations
T: + 44 (0) 2072 204937
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, AVP PR & Marketing

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.AbuJaber@iginsure.com